Reply Attention of William L. Macdonald
Direct Tel. 604.643.3118
EMail Address wlm@cwilson.com
Our File No. 23417-1 / D/WLM/661744.1

December 16, 2004

BY EDGAR AND COURIER

MAIL STOP 0511
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
USA

Attention: H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re: Heartland Oil and Gas Corp. (the "Company") Registration Statement on Form SB-2 Your File No. 333-120513 Filed: November 15, 2004 Amended: December 16, 2004

Thank you for your letter of December 9, 2004 with your comments on the Company's Registration Statement on Form SB-2, filed November 15, 2004. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Use of Proceeds, page 6

    This section has been revised to disclose the uses of the proceeds received from the September 2004 and January 2004 private placements.

    Selling Stockholders, page 15

    In reaching the conclusion referred to in your comment, the Company relied exclusively upon the representations made by the selling stockholders in the subscription agreements signed by them, to the effect that such selling stockholders were acquiring the securities as principals for their own accounts for investments purposes only.

    2

    Private Placements, page 21

    The outstanding subscription proceeds of $5,000,000 are included in the $34,891,363 figure. The actual gross proceeds received by the Company were $29,891,363. The 3,333,334 shares, for the proceeds of $5,000,000, that have not been paid for are included in the 23,260,909 shares that were issued as part of the private placement. However, given that the shares, although issued, remain unpaid and assessable, such shares are not included in the shares which are being registered under the Registration Statement. This section of the Amended Registration Statement has been revised to make the foregoing facts more explicit. The Company maintains the position that the unpaid for 3,333,334 shares remain issued and outstanding, and is negotiating with the investor for the completion of their subscription. If the investor does not complete their subscription, the Company will cancel the 3,333,334 shares and return them to treasury.

    Recent Sales of Unregistered Securities, page 46

    For the sales that occurred in September of 2004, further information has been provided in the Amended Registration Statement in regards to the Company's reliance on the exemption provided for by Rule 506.

Closing Comments

Please find enclosed both clean (four copies) and a black-lined version of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on November 15, 2004 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK, WILSON

Per: /s/ William L. Macdonald

William L. Macdonald

cc: Jason Wynn

cc: Heartland Oil and Gas
Attention: Richard Coglon, President